







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11018739

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52323

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quasar Distributors, LLc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

615 E. Michigan Ave
_____
(No. and Street)

Milwaukee   WI   53202
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
_____
(Name – *if individual, state last, first, middle name*)

220 S. Sixth Street, Suite 400   Minneapolis   MN   55402
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____James Schoenike_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Quasar Distributors, LLC_____ , as of _____December 31_____ , 20 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____[signature]_____
Signature

President
_____
Title

_____[signature]_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2010

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors
Quasar Distributors, LLC

We have audited the accompanying statement of financial condition of Quasar Distributors, LLC (the Company) as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Quasar Distributors, LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2011

A member firm of Ernst & Young Global Limited

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$ 7,625,531
Affiliated commissions and fees receivable	1,486,048
Unaffiliated commissions and fees receivable	1,286,069
Office equipment and capitalized software, net of accumulated depreciation of $701,266	4,570
Intangible assets, net of accumulated amortization of $293,936	4,064
Goodwill	466,410
Deferred tax asset, net	87,291
Prepaid assets	83,189
Total assets	$ 11,043,172

Liabilities and member's equity

Liabilities:

Payable to affiliate	$ 1,745,549
Income taxes payable to affiliate, net	99,639
Accounts payable, accrued expenses, and other liabilities	1,218,410
Total liabilities	3,063,598

Member's equity:

Contributed capital, 1,250,000 units	1,250,000
Retained earnings	6,729,574
Total member's equity	7,979,574
Total liabilities and member's equity	$ 11,043,172

See accompanying notes.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition

December 31, 2010

1. Organization

Quasar Distributors, LLC (Quasar or the Company) was incorporated as a limited liability corporation in the state of Delaware and commenced operations on January 21, 2000. The Company is wholly owned by U.S. Bancorp (the Parent or USB).

The Company is registered with the Securities and Exchange Commission (the SEC) as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides mutual fund distribution and underwriting services to mutual funds in all 50 states of the United States of America and is a member of the National Securities Clearing Corporation's Fund/SERV System. The principal operations of the Company are located in Milwaukee, Wisconsin.

The Company claims exemption from SEC Rule 15c3-3 under Section (k)(1) and, accordingly, is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers. The Company does not carry or hold securities for customer accounts.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers investments in money market mutual funds to be cash equivalents.

Office Equipment and Software

Office equipment and software are recorded at cost and depreciated on a straight-line basis over estimated useful lives of three to five years.

Goodwill and Intangible Assets

The valuation of goodwill and other intangible assets is evaluated annually, at a minimum, and on an interim basis if there are indicators of impairment. The evaluation is based on the estimated fair value of the business' estimated future cash flows. Other intangible assets are amortized over their estimated useful lives, using the sum-of-the-digits method.

2. Significant Accounting Policies (continued)

Funding of B-Share Sales Commissions

During the year, Quasar paid up-front commissions to broker-dealers for the sale of certain mutual fund shares known as Class B shares. With Class B shares, the investor is not charged a sales commission at the time of the purchase. Instead, a 12b-1 fee is charged to the fund over a set period of years. If the investor redeems any Class B shares prior to the expiration of this 12b-1 fee period, the investor is charged a back-end load (on a declining scale) known as a contingent deferred sales charge (CDSC) to make up for the 12b-1 fee shortfall. Under various fund-related contracts, the Company was entitled to 12b-1 distribution fees and CDSCs from the mutual fund over the life of such shares.

Funding of the up-front commission payments to selling broker-dealers occurred through arrangements with independent third parties in which Quasar sold the rights to future 12b-1 fees and CDSCs. For financial reporting purposes, these arrangements were treated as sales at the time of the funding.

Effective December 31, 2010, Nuveen Investments, LLC purchased the assigned receivables related to CDSCs, thereby constituting a full and permanent reduction and payment and satisfaction in full of all indebtedness and other obligation of Quasar to third parties for these receivables. With Nuveen's purchase, as of December 31, 2010, the Company is no longer obligated to pay a third party in accordance with the terms associated with the sale of 12b-1 fee revenues prior to December 31, 2004, and no longer has an arrangement with an affiliate to be reimbursed for these payments.

2. Significant Accounting Policies (continued)

Fair Value Measurement of Financial Instruments

At December 31, 2010, the carrying amount of the Company's cash and cash equivalents approximate fair value due to their short-term nature.

The Company uses fair value measurements for the initial recording of certain assets and liabilities. Accounting guidance established a three-level hierarchy for valuation techniques used to measure financial assets and financial liabilities at fair value. This hierarchy is based on whether the valuation inputs are observable or unobservable. Level 1 uses quoted prices in active markets for identical assets or liabilities. Investments other than cash of $6,118,942, owned by the Company and accounted for under fair value measurements include money market funds, which have been classified as Level 1 assets in accordance with this guidance. The company did not hold any financial assets or liabilities that were classified as either Level 2 or Level 3 during the 2010.

Income Taxes

The Company is included in the consolidated federal and state income tax returns of the Parent. Federal and state income taxes are determined on a separate company basis, and payments are received from or remitted to the Parent. Actual income tax expense does not differ substantially from the amount that would be computed by applying the statutory federal tax rate.

Deferred taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and the financial reporting amounts at year end.

At December 31, 2010, the Company did not have any unrecognized tax positions. The Company will classify any interest and penalties related to any unrecognized tax positions that may arise as a component of income tax expense.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Concentration of Business/Risk

The Company's activities significantly rely on U.S. Bancorp Fund Services, LLC (USBFS), a related party, for the majority of its revenues. USBFS also acts as the primary client contact in negotiating contracts on behalf of Quasar. These activities expose the Company to concentration risk in the event USBFS were to lose customers or go out of business. The Company does not believe that this concentration poses a significant risk.

3. Payable to Affiliate

The amount payable to affiliate of $1,189,331 as of December 31, 2010, relates to distribution and marketing expenses incurred by FAF Advisors, Inc. on behalf of Quasar related to the distribution of the First American Funds, an affiliate of the Company. Effective January 1, 2011, FAF Advisors, Inc's. name changed to U.S. Bancorp Asset Management, Inc.

4. Net Capital Requirement

Pursuant to the SEC Uniform Net Capital Rule, the Company is required to maintain a minimum net capital of $204,240 at December 31, 2010. In addition, under this rule, the Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1.

At December 31, 2010, the Company had adjusted net capital of $4,593,791, which was $4,389,551 in excess of its minimum required net capital. The Company's aggregate indebtedness to net capital ratio was 0.67 to 1 at December 31, 2010.

5. Leases

During the year, Quasar entered into an operating lease for three years with a software provider which will allow for automated production of marketing materials.

6. Employee Benefit Plans and Stock-Based Compensation

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible company employees participate in the pension plan of USB. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain healthcare and life insurance benefits to retired employees through postretirement benefit plans offered by USB. Generally, all employees may become eligible for retiree healthcare benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features, such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB-defined contribution retirement savings plan, which allows qualified employees, at their discretion, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company, up to the first 4% of an employee's compensation.

The Company's matching contribution vests immediately. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

The Company's employees participate in the Parent's stock option and incentive plans. In conjunction with the adoption of SFAS No. 123(R), the Company changed from an accelerated to a straight-line method of expense attribution effective January 1, 2006, for new stock-based awards. For awards subject to continued vesting upon the employee's retirement, the Company recognizes compensation cost over the period the employee is required to provide future services.

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)

Notes to Statement of Financial Condition (continued)

7. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliates. These transactions can be charges or reimbursements to the Company and include fees for services provided by or for affiliates, costs for occupancy, and general and administrative services. Related-party transactions may not be representative of transactions at arm's length.

Cash and cash equivalents of the Company are invested in the First American Prime Obligation Fund, which is a money market mutual fund sponsored by the Parent.

As of December 31, 2010, the Company had outstanding commissions and fees receivable of $1,486,048 from certain First American mutual funds. This amount is included in affiliated commissions and fees receivable on the statement of financial condition.

8. Income Tax

The components of the Company's deferred tax assets and liabilities as of December 31, 2010, were:

Deferred tax assets:		
Accrued severance, pension, and retirements	$	79,399
Stock compensation		12,114
Other		427
Total deferred tax assets		91,940
Deferred tax liabilities:		
Intangible assets		1,422
Other		3,227
Total deferred tax liabilities		4,649
Net deferred tax asset	$	87,291

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred tax assets, and therefore, no such valuation allowance has been established.

9. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2010 through the date of the statement of financial condition was available to be issued. Based on this evaluation, the Company has determined none of these events were required to be recognized or disclosed in the Company's statement of financial condition through this date.



STATEMENT OF FINANCIAL CONDITION

Quasar Distributors, LLC
(A Wholly Owned Subsidiary of U.S. Bancorp)
Year Ended December 31, 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP



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